UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

innogy Finance B.V.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Netherlands

(Jurisdiction of Subject Company’s Incorporation or Organization)

E.ON SE

E.ON International Finance B.V.

(Name of Person(s) Furnishing Form)

GBP 570,000,000 6.500% Fixed Rate Notes due April 2021 (ISIN: XS0127992336) (the April 2021 Notes)

EUR 1,000,000,000 6.500% Fixed Rate Notes due August 2021 (ISIN: XS0412842857) (the August 2021 Notes)

GBP 500,000,000 5.500% Fixed Rate Notes due July 2022 (ISIN: XS0437307464) (the July 2022 Notes)

EUR 750,000,000 0.7500% Fixed Rate Notes due November 2022 (ISIN: XS1829217428) (the November 2022 Notes)

GBP 487,500,000 5.625% Fixed Rate Notes due December 2023 (ISIN: XS0170732738) (the December 2023 Notes)

EUR 800,000,000 3.000% Fixed Rate Notes due January 2024 (ISIN: XS0982019126) (the January 2024 Notes)

EUR 750,000,000 1.000% Fixed Rate Notes due April 2025 (ISIN: XS1595704872) (the April 2025 Notes)

EUR 500,000,000 1.625% Fixed Rate Notes due May 2026 (ISIN: XS1829217345) (the May 2026 Notes)

EUR 850,000,000 1.250% Fixed Rate Notes due October 2027 (ISIN: XS1702729275) (the October 2027 Notes)

EUR 1,000,000,000 1.500% Fixed Rate Notes due July 2029 (ISIN: XS1761785077) (the July 2029 Notes)

GBP 760,000,000 6.250% Fixed Rate Notes due June 2030 (ISIN: XS0147048762) (the June 2030 Notes)

EUR 600,000,000 5.750% Fixed Rate Notes due February 2033 (ISIN: XS0162513211) (the February 2033 Notes)

USD 17,400,000 3.800% Fixed Rate Notes due April 2033 (ISIN: XS0909427782) (the April 2033 Notes)

GBP 600,000,000 4.750% Fixed Rate Notes due January 2034 (ISIN: XS0735770637) (the January 2034 Notes)

GBP 1,000,000,000 6.125% Fixed Rate Notes due July 2039 (ISIN: XS0437306904) (the July 2039 Notes)

EUR 100,000,000 3.500% Fixed Rate Notes due December 2042 (ISIN: XS0858598898) (the December 2042 Notes)

EUR 150,000,000 3.550% Fixed Rate Notes due February 2043 (ISIN: XS0887582186) (the February 2043 Notes)

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Mr. Henryk Wuppermann

E.ON SE

Brüsseler Platz 1

45131 Essen, Germany

Telephone: +49 201 184 6530

Mr. Jens Otto

E.ON International Finance B.V.

Kabelweg 37

1014 BA Amsterdam

The Netherlands

Telephone: +31 20 475 2235

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 13, 2020

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document
1.1	English translation of the Consent Solicitation Memorandum by innogy Finance B.V. published on August 13, 2020 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB on August 13, 2020).
1.2	Press release, published on August 13, 2020 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB on August 13, 2020).
1.3	IIIA announcement, published on August 13, 2020 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB on August 13, 2020).
1.4	English translation of the Announcement of the Extraordinary Resolutions passed at the Votes Without Meeting published on September 14, 2020 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB/A on September 14, 2020).
1.5	IIIA announcement, published on September 14, 2020 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB/A on September 14, 2020).
1.6	Press release, published on September 16, 2020 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB/A on September 16, 2020).
1.7	Invitation to Noteholder Meeting dated September 16, 2020 by innogy Finance B.V. to holders of its outstanding EUR 1,000,000,000 6.500% Fixed Rate Notes due August 2021 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB/A on September 16, 2020).
1.8	Invitation to Noteholder Meeting dated September 16, 2020 by innogy Finance B.V. to holders of its outstanding EUR 750,000,000 1.000% Fixed Rate Notes due April 2025 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB/A on September 16, 2020).
1.9	English translation of the Announcement of the Extraordinary Resolutions Passed at the Noteholder Meeting published on October 12, 2020.
1.10	IIIA announcement, published on October 12, 2020.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of Exhibits hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consents and powers of attorney on Form F-X were filed with the Securities and Exchange Commission on August 13, 2020.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

E.ON SE

By:	/s/ Henryk Wuppermann
Name: Henryk Wuppermann
Title: Vice President
Date: October 13, 2020

E.ON SE

By:	/s/ Stefan Hloch
Name: Stefan Hloch
Title: Vice President
Date: October 13, 2020

E.ON International Finance B.V.

By:	/s/ Jens Otto
Name: Jens Otto
Title: Director
Date: October 13, 2020

E.ON International Finance B.V.

By:	/s/ M.J. Springintveld
Name: M.J. Springintveld
Title: Director
Date: October 13, 2020

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